Christopher A. Kitchen To Call Writer Directly: (212) 446-4988 christopher.kitchen@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

September 6, 2013

Via EDGAR

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange

Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Burlington Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed on August 7, 2013 File No. 333-189632

Dear Ms. Ransom:

On behalf of our client Burlington Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 of the Company, filed on June 27, 2013, as amended by Amendment No. 1 to the Registration Statement on Form S-1 of the Company, filed on August 7, 2013 (the “Registration Statement”). A copy of Amendment No. 2 has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

Amendment No. 2 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Thomas A. Kingsbury, the President and Chief Executive Officer of the Company, dated August 27, 2013, from the staff of the Commission (the “Staff”). In addition, Amendment No. 2 updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1

Certain Relationships and Related Party Transactions, page 126

Stockholders Agreement, page 126

1.	Staff’s comment: We note your response to comment 19 in our letter dated July 24, 2013. Please revise your disclosure to clarify that the “investors” who are parties to the Stockholders Agreement and the “Majority Investors” who determine the composition of the board include the affiliates of Bain Capital that will own a controlling interest in you after the offering.

Response: The Company respectfully advises that in response to the Staff’s comments, the Company has revised the disclosure on page 126 of the Registration Statement to clarify that the “investors” who are parties to the Stockholders Agreement and the “Majority Investors” who determine the composition of the board include the affiliates of Bain Capital that will own a controlling interest in the Company after the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Key Performance Measures, page 50

2.	Staff’s comment: We note your response to comment 15 from our letter dated July 24, 2013. Since it appears that Covenant EBITDA is the performance measure that determines whether your executives receive incentive awards under your Bonus Plan, please tell us why you did not consider Covenant EBITDA to be a “key performance measure.” If Covenant EBITDA is a key performance measure, please mention it under this heading and provide a cross-reference to the discussion of this measure on pages 71 and 72. Additionally, for the benefit of your readers, please disclose why you believe it is useful to present two different adjusted EBITDA measures, i.e. Adjusted EBITDA and Covenant EBITDA, for purposes of evaluating your performance, including the extent to which Adjusted EBITDA is used in determining management compensation.

Response: The Company respectfully advises the Staff that Covenant EBITDA is a metric the Company has used as a privately-held company for purposes of setting performance measures related to executive compensation. Covenant EBITDA is presented in the Registration Statement for purposes of understanding historical executive compensation matters. On a going forward basis the Company intends to use Adjusted EBITDA as a key performance measure because the Company believes that this is a more useful metric for investors to understand and is consistent with what is presented by others in the Company’s industry. In addition, Adjusted EBITDA is the metric that will be used for setting performance measures related to executive compensation going forward, which the Company has included on page 72 of the Registration Statement.

Critical Accounting Policies and Estimates, page 73

Common Stock Valuation and Stock-Based Compensation, page 76

3.	Staff’s comment: Your narrative disclosure at the top of page 80 indicates that valuations performed subsequent to April 2006 used an option pricing method in lieu of the probability weighted expected return method (PWERM). However, your tabular presentation of the assumptions used in recent valuations, as seen at the bottom of page 80, implies that management considered three different valuation methodologies in each of its recent valuations: the market approach, discounted cash flow, and PWERM. Please revise as necessary to clarify this apparent inconsistency.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the reference to “PWERM” in the tabular disclosure on page 80 of the Registration Statement was a typographical error. The four rightmost columns in that table each relate to “Discounted Cash Flow” and the Registration Statement has been revised accordingly to reflect this correction.

4.	Staff’s comment: Please confirm to us, if true, that the list of peer companies used to determine the valuation multiples did not change between the valuation as of February 25, 2012 and the valuation as of March 2, 2013. If the list of peer companies changed, please explain such change to us in reasonable detail, including clarifying the impact of this change in companies on the calculated multiple.

Response: The Company respectfully advises the Staff that there was only one change in the list of peer companies used to determine valuation multiples between the valuation as of February 25, 2012 and the valuation as of March 2, 2013. Stein Mart, Inc. was removed from the list because the Company learned that Stein Mart, Inc. had failed to timely file quarterly and annual financial statements with the Commission and that it indicated a restatement of previously filed erroneous financial statements would be necessary. The Company does not believe the removal of Stein Mart, Inc. from its peer group resulted in a material change to its valuation.

5.

Staff’s comment: Please explain to us why the list of stock option grants on pages 81 and 82 indicates that for all options granted on or after May 21, 2013, the fair value of common stock at the grant date is currently being valued. Based on your narrative disclosures at the bottom of page 82, it appears that the fair value was determined to be $49.75 per share as of March 2, 2013. If you believe that a significant intervening event occurred subsequent to that date which would impact the fair value of your stock option grants, please explain this to us in more detail. If your next amendment does not include this fair value information, please explain your expected timing for determining this information.

Response: The Company respectfully advises the Staff that the May 2013 and later stock option grants were subsequent events with respect to the most recent financial statements included in the filing, and the Company was still in process of completing its normal internal processes to finalize the accounting for such grants, including finalization of the fair value of common stock at the grant date.

During the first half of 2013, the Company has demonstrated significantly improved financial performance. This is evidenced by a 9.9% increase in revenue, a 5.5% increase in same store sales, a 50 basis point increase in gross margin percentage and a 120 basis point increase in Adjusted EBITDA margin for the first six months of 2013, as compared to the same period of 2012.

Based on this sustained improvement in performance and to support the Company’s efforts to complete an IPO, the Company updated its long term financial performance forecast in August. This latest set of financial projections indicates a September 2013 value of $136 per unit (after applying a 20% marketability discount to our estimated IPO per unit value). The Company believes it is reasonable and appropriate to treat this increase in value as having occurred ratably over the period since our March 2, 2013 valuation. Based on this approach, the Company arrived at a per unit value of $100 (which approximates the average of the March 2, 2013 valuation and the estimated IPO valuation) to calculate stock compensation expense for the Company’s second quarter grant activity.

Preliminary IPO Price

The underwriters have informed the Company that they are still finalizing their valuation ranges for the Company. As a result, the Company is not filing contemporaneously with this response letter an amendment to the Registration Statement to include the assumed initial public offering range. In order to facilitate the staff’s review of the Amendment, however, the Company has requested that the underwriters provide it with some preliminary valuation information. Based on their preliminary feedback, the Company estimates that the public offering price for its common stock, prior to giving effect to the reclassification described in the Registration Statement, will be approximately $170 per unit, the midpoint of the preliminary range of $155 to $185 per unit. The Company’s underwriters are continuing to develop a valuation model and discussions between the

Company and the underwriters regarding an IPO price range are ongoing. As such, the foregoing price range is preliminary and may differ materially from the ultimate IPO price range of the Company’s common stock.

The Company believes that the primary reasons for the increase in fair value of the Company’s common stock from the $100 per unit used for second quarter stock compensation expense to the preliminary IPO offering price estimated above are:

1. The Company’s financial performance has continued to improve through the end of the second quarter as described in more detail above.

2. Equity markets in general, and the consumer sector have both experienced significant valuation appreciation during 2013 as evidenced by the 15% growth seen in the S&P 500 index from January 1, 2013 through August 30, 2013 and the 21% appreciation seen by the Consumer Discount S&P sector (as stated in FactSet, by Bloomberg as of August 30, 2013).

3. The Company expects to reduce its debt burden with the use of proceeds from the IPO. The reduction in debt positively impacts the multiple utilized by the underwriters in determining the preliminary IPO offering price. The Company’s valuations for its March, May and June grants did not assume a reduction in debt.

4. Finally, the Company believes that the 20% marketability discount associated with being a private company will no longer apply after this offering, and is reflected in an increase in the fair market value per share of our common stock.

6.	Staff’s comment: We note your response to comment 16 from our letter dated July 24, 2013. Please also address how the fair value of the restricted stock awards was determined.

Response: We respectfully advise the Staff, that the fair value of the Company’s restricted stock awards were determined based upon the business enterprise value. The grants issued in May 2012 were valued at a discounted value of $61.12 compared with the underlying stock value of $89.88. The difference between using $89.88/unit and $61.12/unit is immaterial to the Company as it results in incremental expense of $143,800 to be spread over three years.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

7.	Staff’s comment: We note your response to comment 25 from our letter dated July 24, 2013. Please disclose in an appropriate location in your footnotes, such as Note 1, an explanation of the transactions reflected in your pro forma presentation of earnings/loss per share and weighted average shares outstanding.

Response: We respectfully advise the Staff that in response to the Staff’s comment we have revised the disclosure in footnote 1 on page F-15 of the Registration Statement to include an explanation of the transactions reflected in the pro forma presentation of earnings/loss per share and weighted average shares outstanding.

Note 11. Stock Option and Award Plans and Stock-Based Compensation, page F-27

8.	Staff’s comment: We have reviewed your response to comment 29 from our letter dated July 24, 2013. Please explain to us in more detail how the formal ratification process and related communications that occurred in April 2011 differed from the Board of Directors’ approval and communications that occurred in February 2011 in connection with the debt refinancing. Also explain in more detail when in February 2011 the Board approved the modification to the awards, when information about the modification was communicated to employees, when decisions were made about the debt refinancing, and when the related dividend was paid.

Response: The Company respectfully advises the Staff that the formal ratification process and related communications that occurred in April 2011 as part of its 2011 refinancing was a continuation of the approval and communications that occurred in February 2011. After discussions on the subject in the fall of 2010, a majority of the members of the board of directors informally decided to reduce the option exercise price in connection with the refinancing in order to mitigate the disadvantage to the optionees as a result of the expected decrease in total and per share equity value, due principally to the dividend in connection with the refinancing. This decision was first communicated to Company employees by the Company’s majority stockholders in November 2010 when initial planning for the refinancing began. The execution of the refinancing was then delayed from November 2010 until February 2011. At that time the Company decided to proceed with the refinancing and the related dividend. No additional discussions were held by the majority stockholders or the members of the board of directors in February 2011 as it was already agreed amongst those parties that upon consummation of the refinancing the option exercise price would be reduced. Following consummation of the refinancing formal documentation implementing the reduction in the option exercise price was completed in April 2011 and the board of directors formally approved the modification to the awards. The dividend to the Company’s stockholders in connection with the refinancing was declared on February 23, 2011.

*            *             *            *

In addition, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4988.

Sincerely,

/s/ Christopher A. Kitchen
Christopher A. Kitchen

cc:	Thomas A. Kingsbury Paul C. Tang, Esq. Burlington Holdings, Inc. Joshua N. Korff, Esq. Kirkland & Ellis LLP